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SEC FILE NUMBER
8-69218

FORM X-17A-5 PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2015 (Date) AND ENDING March 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JM Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2500 Plaza 5, 25th Floor, Office No. 2558
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Abbruzzese 516-858-4766
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emily Abbruzzese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JM Financial Securities, Inc. as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A



NOTARY PUBLIC
JULIA VARGAS
Notary Public, State of Florida
Commission# FF 242251
My comm. expires June 21, 2019

Notary Public 5/25/2016

Signature

Financial and Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable)
- ☑ Notes to the financial statements
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (not applicable)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (not applicable)
- ☑ (n) A report describing the broker-dealer's compliance with the exemption provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Public Accounting Firm thereon. (filed separately)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JM Financial Securities, Inc.

Statement of Financial Condition
March 31, 2016, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

JM Financial Securities, Inc.
Index
March 31, 2016

Page(s)



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JM Financial Securities, Inc.

We have audited the accompanying statement of financial condition of JM Financial Securities, Inc. (the "Company") as of March 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of JM Financial Securities, Inc. as of March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 3, the activities of the Company include significant transactions with JM Financial Institutional Securities Limited and its affiliates that may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

May 25, 2016

JM Financial Securities, Inc.
Statement of Financial Condition
March 31, 2016

Assets	
Cash	$ 1,234,388
Prepaid expenses and other assets	30,978
Related party receivable	16,146
Total assets	$ 1,281,512
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 70,100
Total liabilities	70,100
Commitments and Contingencies	
Stockholder's Equity	
Common stock, $0.01 par value, authorized, issued and outstanding, 16,500 shares	165
Additional paid-in capital	1,649,835
Retained earnings	(438,588)
Total stockholder's equity	1,211,412
Total liabilities and stockholder's equity	$ 1,281,512

See accompanying notes to the statement of financial condition

1. Organization

JM Financial Securities, Inc. (the "Company"), incorporated in the State of Delaware on June 19, 2012, is a wholly owned subsidiary of JM Financial Overseas Holdings, Pvt. Ltd. (the "Parent") and is an indirect wholly owned subsidiary of JM Financial Limited (the "Ultimate Parent"). Beginning June 15, 2015, the Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company began business operations on February 1, 2016. The Company is registered as a broker-dealer and its operations consist primarily of marketing and distribution of research reports of companies primarily headquartered in India and Southeast Asia Companies. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of transactions facilitated by an affiliate in India, JM Financial Institutional Securities Limited ("JMFISL") for securities traded in Indian stock markets. There were no such transactions during the year.

2. Significant accounting policies

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

The Company's cash balance is held with two large global financial institutions..

Fair value of financial instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Fixed Assets and depreciation

Fixed assets are carried at cost less accumulated depreciation. There are no fixed assets capitalized during the year.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's statement of financial condition only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in

the statement of financial condition as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the period before 2013. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

New Accounting Pronouncements

FASB issued ASU 2014-15: Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in this Update provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently evaluating the impact of the adoption of this accounting standards update on its statement of financial condition.

FASB issued ASU 2015-14, Revenue from Contracts with Customers, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the fiscal years beginning after December 15, 2017. The Company is currently evaluating the potential impact on its statement of financial condition and the related disclosures, as well as the available transition methods.

3. Related Party Transactions

The Company earned services income in accordance with its service agreement entered into with JMFISL on January 27, 2016. The Company has a related party receivable of $16,146 at March 31, 2016.

4. Lease Commitments and contingencies

Lease commitments

The Company is obligated under a 1 year non-cancelable operating lease for its office facility in New Jersey, expiring in 2016. The lease agreement is subject to escalations for increase in taxes and other operating costs. The future minimum lease payment under the agreement is $9,645.

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results from these examinations will not materially affect the Company's financial position.

5. Deferred Tax Assets

Deferred tax assets as of March 31, 2016 consist of the following:

Deferred Tax Assets		
Intangible assets	$	132,839
Net operating loss carryforwards		42,133
Other		170
Total deferred tax assets		175,142
Valuation allowance		(175,142)
Deferred Tax Assets - Net	$	-

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. The Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty as to whether such assets will be realized. The valuation allowance is due primarily to the capitalization of and amortization of start-up costs and generation current year net operating losses.

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded, as such, there were no reserves recorded for uncertain tax positions for the Company's open tax years (2013-2016). In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 12.5% of aggregate indebtedness, as defined. At March 31, 2016, the Company had net capital of $1,164,288, which was $914,288 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company does not clear or otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i).

7. Subsequent Events

The Corporation evaluates subsequent events through the date of issuance of the report, and has determined that no additional items require disclosure.